UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 1)*


                    Under the Securities Exchange Act of 1934




                         Tapestry Pharmaceuticals, Inc.
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                                (Name of Issuer)


                    Common stock, $0.0075 par value per share
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                         (Title of Class of Securities)


                                    876031204
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                                 (CUSIP Number)


                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    876031204
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                Fort Mason Capital, LLC
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
               (a)                   (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:        1,648,377*
                                           -------------------------------------
                                       (6) Shared Voting Power:              0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:   1,648,377*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:         0
                                           -------------------------------------
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(9)    Aggregate Amount Beneficially Owned by Each Reporting Person:  1,648,377*
--------------------------------------------------------------------------------

(10)   Check if  the Aggregate Amount  in  Row (9) Excludes Certain  Shares (See
       Instructions):   N/A
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(11)   Percent of Class Represented by Amount in Row (9):   9.9%*
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(12)   Type of Reporting Person (See Instructions):    IA
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* As of December 31,  2006,  Fort Mason  Master,  LP, a Cayman  Islands  limited partnership ("Master"), and Fort Mason Partners, LP, a Delaware limited partnership (together with Master, the "Funds"), held in the aggregate 1,507,356 shares of the common stock, $0.0075 par value per share (the "Shares"), of Tapestry Pharmaceuticals, Inc., a Delaware corporation (the "Company"). As of December 31, 2006, the Funds also held warrants (the "Tapestry Warrants") which entitle the Funds to purchase up to an aggregate of 1,500,000 Shares at an exercise price of $2.40 per share (subject to adjustment as set forth in the Tapestry Warrants). The Tapestry Warrants provide that in no event shall the Tapestry Warrants be exercisable to the extent that the issuance of Shares upon exercise thereof, after taking into account the Shares then owned by the Funds and their affiliates, would result in the beneficial ownership by the Funds and their affiliates of more than 9.999% of the outstanding Shares (the "Issuance Limitation"). The Funds have the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to the Company. The Issuance Limitation presently remains in effect. Fort Mason Capital, LLC, a Delaware limited liability company ("Capital"), serves as the investment manager of the Funds and possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Thus, as of December 31, 2006, for the purposes of Reg. Section 240.13d-3, Capital is deemed to beneficially own 1,648,377 Shares, or 9.9% of the Shares deemed issued and outstanding as of that date. This number assumes the conversion of some of the Tapestry Warrants into Shares. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Capital or any other person that it is the beneficial owner of any of the Shares underlying the Tapestry Warrants subject to the Issuance Limitation for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1(a).  Name Of Issuer.   Tapestry Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            4840 Pearl East Circle, Suite 300W, Boulder, Colorado  80301


Item 2(a).  Name of Person Filing.  Fort Mason Capital, LLC

Item 2(b). Address of Principal Business Office or, if None, Residence. Four Embarcadero Center, Suite 2050, San Francisco, CA 94111

Item 2(c).  Citizenship.   Delaware

Item 2(d). Title of Class of Securities. Common Stock, $0.0075 par value per share

Item 2(e).  CUSIP No.   876031204


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership.

            (a) Amount Beneficially Owned (as of December 31, 2006)   1,648,377*

            (b) Percent of Class (as of December 31, 2006)             9.9%*

            (c) Number of Shares as to which the person has:

               (i)   sole power to vote or to direct the vote         1,648,377*

               (ii)  shared power to vote or to direct the vote               0

               (iii) sole power to dispose or to direct the
                     disposition of                                   1,648,377*

               (iv)  shared power to dispose or to direct the
                     disposition of                                           0

* As of December 31, 2006, Fort Mason Master, LP, a Cayman Islands limited partnership ("Master"), and Fort Mason Partners, LP, a Delaware limited partnership (together with Master, the "Funds"), held in the aggregate 1,507,356 shares of the common stock, $0.0075 par value per share (the "Shares"), of Tapestry Pharmaceuticals, Inc., a Delaware corporation (the "Company"). As of December 31, 2006, the Funds also held warrants (the "Tapestry Warrants") which entitle the Funds to purchase up to an aggregate of 1,500,000 Shares at an exercise price of $2.40 per share (subject to adjustment as set forth in the Tapestry Warrants). The Tapestry Warrants provide that in no event shall the Tapestry Warrants be exercisable to the extent that the issuance of Shares upon exercise thereof, after taking into account the Shares then owned by the Funds and their affiliates, would result in the beneficial ownership by the Funds and their affiliates of more than 9.999% of the outstanding Shares (the "Issuance Limitation"). The Funds have the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to the Company. The Issuance Limitation presently remains in effect. Fort Mason Capital, LLC, a Delaware limited liability company ("Capital"), serves as the investment manager of the Funds and possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Thus, as of December 31, 2006, for the purposes of Reg. Section 240.13d-3, Capital is deemed to beneficially own 1,648,377 Shares, or 9.9% of the Shares deemed issued and outstanding as of that date. This number assumes the conversion of some of the Tapestry Warrants into Shares. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Capital or any other person that it is the beneficial owner of any of the Shares underlying the Tapestry Warrants subject to the Issuance Limitation for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.



Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of Group.

         Not Applicable.


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 13, 2007


                                             FORT MASON CAPITAL, LLC

                                             By:/s/ Dan German
                                                --------------------------------
                                                Name:   Dan German
                                                Title:  Managing Member


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)